UHY McGovern Hurley LLP
Chartered Professional Accountants

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
Canada

Tel 416-496-1234
Fax 416-496-0125
Email info@uhymh.com
Web www.uhymh.com

April 8, 2019

Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

We have reviewed the information contained in the Notice of Change of Auditor of FSD Pharma Inc. dated April 8, 2019 (the "Notice"), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the predecessor auditor.

Yours truly,

UHY McGovern Hurley LLP

UHY McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants